

ELECTRONICS

03 JUN 16 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



03022674

June 11, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

SAMSUNG

June 11, 2003

Ownership Registry Suspension Period for 2003 Interim Dividend

▫ **Details**

- Interim dividend record date : June 30, 2003.
- Ownership registry suspension period : July 1 ~ July 14.

※ Further details will be released in one of major Newspapers on June 15, 2003.

▫ **Dividend payment schedule**

- The interim dividend will be paid to shareholders holding stock on the record date of June 30, 2003 after the BOD approves the dividend in accordance with Article 192-3 of the Securities Exchange Act.

※ Article 192-3 of the Securities Exchange Act

The BOD is required to resolve dividend payment within forty five days after the record date, and dividend is required to be paid to shareholders within one month after the BOD approval.